HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2024 and 2023

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2024	2023
Revenues
Distribution (includes $106 related party revenues; 2023 - $87) (Note 23)	1,605	1,509
Transmission (includes $551 related party revenues; 2023 - $552) (Note 23)	553	555
Other	8	10
	2,166	2,074

Costs
Purchased power (includes $825 related party costs; 2023 - $791) (Note 23)	1,096	1,010
Operation, maintenance and administration (Note 23)	322	328
Depreciation, amortization and asset removal costs (Note 4)	254	252
	1,672	1,590

Income before financing charges and income tax expense	494	484
Financing charges (Note 5)	148	136

Income before income tax expense	346	348
Income tax expense (Note 6)	51	64
Net income	295	284

Other comprehensive income (loss) (Note 7)	4	(4)
Comprehensive income	299	280

Net income attributable to:
Noncontrolling interest	2	2
Common shareholders	293	282
	295	284

Comprehensive income attributable to:
Noncontrolling interest	2	2
Common shareholders	297	278
	299	280

Earnings per common share (Note 21)
Basic	$0.49	$0.47
Diluted	$0.49	$0.47

Dividends per common share declared (Note 20)	$0.30	$0.28

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
As at March 31, 2024 and December 31, 2023

As at (millions of Canadian dollars)	March 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	686	79
Accounts receivable (Note 8)	882	830
Due from related parties	325	313
Other current assets (Note 9)	144	132
	2,037	1,354

Property, plant and equipment (Note 10)	27,330	26,874
Other long-term assets:
Regulatory assets (Note 12)	3,321	3,260
Deferred income tax assets	119	119
Intangible assets (Note 11)	661	656
Goodwill	373	373
Other assets (Note 13)	266	216
	4,740	4,624
Total assets	34,107	32,852

Liabilities
Current liabilities:
Short-term notes payable (Note 16)	497	279
Long-term debt payable within one year (Notes 16, 17)	1,100	700
Accounts payable and other current liabilities (Note 14)	1,445	1,439
Due to related parties	211	302
	3,253	2,720

Long-term liabilities:
Long-term debt (Notes 16, 17)	15,105	14,710
Regulatory liabilities (Note 12)	1,005	908
Deferred income tax liabilities	1,163	1,067
Other long-term liabilities (Note 15)	1,698	1,682
	18,971	18,367
Total liabilities	22,224	21,087

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	19	20

Equity
Common shares (Note 19)	5,706	5,706
Additional paid-in capital	31	30
Retained earnings	6,062	5,947
Accumulated other comprehensive income (loss)	1	(3)
Hydro One shareholders’ equity	11,800	11,680

Noncontrolling interest	64	65
Total equity	11,864	11,745
	34,107	32,852

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2024 and 2023

Three months ended March 31, 2024 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2024	5,706	30	5,947	(3)	11,680	65	11,745
Net income	—	—	293	—	293	1	294
Other comprehensive loss (Note 7)	—	—	—	4	4	—	4
Distributions to noncontrolling interest	—	—	—	—	—	(2)	(2)
Dividends on common shares (Note 20)	—	—	(178)	—	(178)	—	(178)
Stock-based compensation	—	1	—	—	1	—	1
March 31, 2024	5,706	31	6,062	1	11,800	64	11,864

Three months ended March 31, 2023 (millions of Canadian dollars)	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholders’ Equity	Non-controlling Interest	Total Equity
January 1, 2023	5,699	34	5,562	11	11,306	66	11,372
Net income	—	—	282	—	282	1	283
Other comprehensive income (Note 7)	—	—	—	(4)	(4)	—	(4)
Distributions to noncontrolling interest	—	—	—	—	—	(2)	(2)
Dividends on common shares (Note 20)	—	—	(167)	—	(167)	—	(167)
March 31, 2023	5,699	34	5,677	7	11,417	65	11,482

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2024 and 2023

Three months ended March 31 (millions of Canadian dollars)	2024	2023
Operating activities
Net income	295	284
Environmental expenditures	(3)	(14)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	222	221
Regulatory assets and liabilities	52	(47)
Deferred income tax expense	42	54
Other	(2)	2
Changes in non-cash balances related to operations (Note 24)	(144)	(150)
Net cash from operating activities	462	350

Financing activities
Long-term debt issued	800	1,050
Long-term debt repaid	—	(600)
Short-term notes issued	500	1,640
Short-term notes repaid	(280)	(2,210)
Dividends paid (Note 20)	(178)	(167)
Distributions paid to noncontrolling interest	(4)	(4)
Costs to obtain financing	(5)	(5)
Net cash from (used in) financing activities	833	(296)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(645)	(484)
Intangible assets	(22)	(24)
Change in future use assets	(19)	(33)
Capital contributions received	2	2
Other	(4)	(2)
Net cash used in investing activities	(688)	(541)

Net change in cash and cash equivalents	607	(487)
Cash and cash equivalents, beginning of period	79	530
Cash and cash equivalents, end of period	686	43

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2024 and 2023
1.    DESCRIPTION OF THE BUSINESS
Hydro One Limited (Hydro One or the Company) was incorporated on August 31, 2015, under the Business Corporations Act (Ontario). On October 31, 2015, the Company acquired Hydro One Inc., a company previously wholly-owned by the Province of Ontario (Province). As at March 31, 2024, the Province held approximately 47.1% (December 31, 2023 - 47.1%) of the common shares of Hydro One. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
The Company's transmission business consists of the transmission system operated by Hydro One Inc.’s subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximately 66% interest in B2M Limited Partnership, and an approximately 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc.
Rate Setting
Deferred Tax Asset (DTA)
On April 8, 2021, the Ontario Energy Board (OEB) rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2021 period, plus carrying charges over a two-year period, from July 1, 2021 to June 30, 2023. In addition, Hydro One was approved to adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022, to eliminate any further amounts of future tax savings flowing to customers.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2023, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2023.

5

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	Fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	Under assessment
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	Under assessment
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Three months ended March 31 (millions of dollars)	2024	2023
Depreciation of property, plant and equipment	200	188
Amortization of intangible assets	19	19
Amortization of regulatory assets	3	14
Depreciation and amortization	222	221
Asset removal costs	32	31
	254	252
5.    FINANCING CHARGES

Three months ended March 31 (millions of dollars)	2024	2023
Interest on long-term debt	165	138
Interest on regulatory accounts	6	4
Interest on short-term notes	5	12
Other	2	4
Less: Interest capitalized on construction and development in progress	(19)	(15)
Interest earned on cash and cash equivalents	(10)	(5)
Realized gain on cash flow hedges (interest-rate swap agreements) (Notes 7, 17)	(1)	(2)
	148	136

6

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or deferred income tax regulatory liabilities, with an offset to deferred income tax recovery or deferred income tax expense, respectively. The Company’s consolidated income tax expense or income tax recovery for the period includes all current and deferred income tax expenses net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or income tax recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2024	2023
Income before income tax expense	346	348
Income tax expense at statutory rate of 26.5% (2023 - 26.5%)	92	92

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(22)	(32)
Impact of DTA Implementation Decision[1]	—	24
Overheads capitalized for accounting but deducted for tax purposes	(11)	(10)
Interest capitalized for accounting but deducted for tax purposes	(6)	(5)
Pension and post-retirement benefit contributions in excess of expense	(1)	(5)
Environmental expenditures	(1)	(1)
Other	—	1
Net temporary differences attributable to regulated business	(41)	(28)
Net permanent differences	—	—
Total income tax expense	51	64

Effective income tax rate	14.7%	18.4%
1 Pursuant to the DTA Implementation Decision, the amounts represent the recovery of DTA amounts that were previously shared with ratepayers.
7.    OTHER COMPREHENSIVE INCOME (LOSS)

Three months ended March 31 (millions of dollars)	2024	2023
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)[1]	3	(4)
Other	1	—
	4	(4)
1 Includes $1 million before-tax realized gain (2023 - $2 million) and $1 million after-tax realized gain (2023 - $2 million) on cash flow hedges reclassified to financing charges.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	March 31, 2024	December 31, 2023
Accounts receivable - billed	479	405
Accounts receivable - unbilled	467	482
Accounts receivable, gross	946	887
Allowance for doubtful accounts	(64)	(57)
Accounts receivable, net	882	830
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2024 and the year ended December 31, 2023:

(millions of dollars)	March 31, 2024	December 31, 2023
Allowance for doubtful accounts – beginning	(57)	(63)
Write-offs	3	20
Additions to allowance for doubtful accounts	(10)	(14)
Allowance for doubtful accounts – ending	(64)	(57)

7

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
9.    OTHER CURRENT ASSETS

As at (millions of dollars)	March 31, 2024	December 31, 2023
Prepaid expenses and other assets	64	51
Regulatory assets (Note 12)	45	46
Materials and supplies	34	35
Derivative assets (Note 17)	1	—
	144	132
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	March 31, 2024	December 31, 2023
Property, plant and equipment	39,521	39,376
Less: accumulated depreciation	(14,112)	(14,007)
	25,409	25,369
Construction in progress	1,921	1,505
	27,330	26,874
11. INTANGIBLE ASSETS

As at (millions of dollars)	March 31, 2024	December 31, 2023
Intangible assets	1,402	1,394
Less: accumulated depreciation	(838)	(819)
	564	575
Development in progress	97	81
	661	656

8

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	March 31, 2024	December 31, 2023
Regulatory assets:
Deferred income tax regulatory asset	3,078	3,021
Post-retirement and post-employment benefits - non-service cost	88	93
Environmental	50	53
Broadband deferral	49	37
Stock-based compensation	29	29
Rural and Remote Rate Protection variance	28	30
DTA sharing	5	5
Other	39	38
Total regulatory assets	3,366	3,306
Less: current portion	(45)	(46)
	3,321	3,260

Regulatory liabilities:
Post-retirement and post-employment benefits	398	398
Retail settlement variance account	145	84
Pension benefit regulatory liability	133	99
Earnings sharing mechanism deferral	110	109
Distribution rate riders	85	99
Tax rule changes variance	33	32
Asset removal costs cumulative variance	29	29
Capitalized overhead tax variance	27	26
External revenue variance	24	19
Other Post-employment Benefits (OPEB) Asymmetrical Carrying Charge Variance Account	23	20
Pension cost differential	12	9
Deferred income tax regulatory liability	5	4
Other	33	31
Total regulatory liabilities	1,057	959
Less: current portion	(52)	(51)
	1,005	908
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	March 31, 2024	December 31, 2023
Deferred pension assets (Note 18)	133	99
Right-of-Use assets	59	49
Investments	47	43
Derivative asset	2	—
Other long-term assets	25	25
	266	216
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	March 31, 2024	December 31, 2023
Accrued liabilities	908	855
Accounts payable	261	334
Accrued interest	173	149
Regulatory liabilities (Note 12)	52	51
Environmental liabilities	37	38
Lease obligations	14	12
	1,445	1,439

9

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	March 31, 2024	December 31, 2023
Post-retirement and post-employment benefit liability (Note 18)	1,546	1,531
Lease obligations	44	37
Environmental liabilities	39	41
Asset retirement obligations	36	36
Derivative liabilities (Note 17)	—	2
Other long-term liabilities	33	35
	1,698	1,682
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under Hydro One Inc.’s Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by Hydro One Inc.’s revolving standby credit facilities totalling $2,300 million.
As at March 31, 2024, Hydro One’s consolidated committed, unsecured, and revolving credit facilities (Operating Credit Facilities) totalling $2,550 million included Hydro One's credit facilities of $250 million and Hydro One Inc.'s credit facilities of $2,300 million. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. On June 1, 2023, the maturity date for the Operating Credit Facilities was extended from 2027 to 2028. As at March 31, 2024, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.
Subsidiary Debt Guarantee
Hydro One Holdings Limited (HOHL) is an indirect wholly-owned subsidiary of Hydro One that may offer and sell debt securities. Any debt securities issued by HOHL are fully and unconditionally guaranteed by the Company. As at March 31, 2024, no debt securities have been issued by HOHL.
Long-Term Debt
The following table presents long-term debt outstanding as at March 31, 2024 and December 31, 2023:

As at (millions of dollars)	March 31, 2024	December 31, 2023
Hydro One Inc. long-term debt (a)	15,820	15,020
Hydro One long-term debt (b)	425	425
	16,245	15,445
Add: Net unamortized debt premiums	10	12
Add: Realized mark-to-market gain[1]	5	6
Less: Unamortized deferred debt issuance costs	(55)	(53)
Total long-term debt	16,205	15,410

Less: Long-term debt payable within one year	(1,100)	(700)
	15,105	14,710
1 In October 2023, Hydro One Inc. entered into $400 million fixed-to-floating interest-rate swap agreement to convert the $400 million Medium-Term Note (MTN) Series 57 notes maturing October 20, 2025, into a variable rate debt. This swap was accounted for as a fair value hedge. In December 2023, this swap was terminated with a payment received of $6 million on settlement, which is being amortized over the term of the related note.

10

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
(a) Hydro One Inc. long-term debt
As at March 31, 2024, long-term debt of $15,820 million (December 31, 2023 - $15,020 million) was outstanding, the majority of which was issued under Hydro One Inc.’s MTN Program. In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million and expires in July 2024. In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Upon issuance of the short form base shelf prospectus in February 2024, the Company does not qualify for the distribution of any additional notes under the previous MTN Program prospectus that was filed in June 2022. During the three months ended March 31, 2024, $800 million long-term debt was issued (2023 - $1,050 million) and $nil long-term debt was repaid (2023 - $600 million).
(b) Hydro One long-term debt
As at March 31, 2024, long-term debt of $425 million (December 31, 2023 - $425 million) was outstanding under Hydro One's short form base shelf prospectus (Universal Base Shelf Prospectus). On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. As at March 31, 2024, no securities have been issued under the Universal Base Shelf Prospectus. During the three months ended March 31, 2024 and 2023, no long-term debt was issued or repaid.
Principal and Interest Payments
As at March 31, 2024, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	1,100	664	2.3
Year 2	1,250	639	3.7
Year 3	425	586	5.6
Year 4	1,175	575	3.6
Year 5	—	532	—
	3,950	2,996	3.5
Years 6-10	4,635	2,244	4.2
Thereafter	7,660	4,024	4.4
	16,245	9,264	4.1
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
As at March 31, 2024 and December 31, 2023, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The carrying values and fair values of the Company’s long-term debt as at March 31, 2024 and December 31, 2023 are as follows:

	March 31, 2024		December 31, 2023
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	16,205	15,654	15,410	15,235

11

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
As at March 31, 2024 and December 31, 2023, Hydro One Inc. had no fair value hedges.
Cash Flow Hedges
As at March 31, 2024 and December 31, 2023, Hydro One Inc. had a $425 million, pay-fixed, receive-floating interest-rate swap agreement designated as a cash flow hedge. This cash flow hedge is intended to offset the variability of interest rates between December 21, 2023 and September 21, 2026.
As at March 31, 2024 and December 31, 2023, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities as at March 31, 2024 and December 31, 2023 is as follows:

As at March 31, 2024 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 9, 13)
Cash flow hedges, including current portion	3	3	—	3	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	16,205	15,654	—	15,654	—

As at December 31, 2023 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	15,410	15,235	—	15,235	—
Derivative instruments (Note 15)
Cash flow hedges, including current portion	2	2	—	2	—
	15,412	15,237	—	15,237	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2024 or the year ended December 31, 2023.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would have resulted in an increase to financing charges for the three months ended March 31, 2024 and 2023 of $1 million and $2 million, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as other comprehensive income (OCI) or other comprehensive loss (OCL) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended March 31, 2024, a $6 million before-tax gain (2023 - $3 million loss), $4 million after-tax gain (2023 - $2 million loss), was recorded in OCI, and a $1 million before-tax realized gain (2023 - $2 million), $1 million after-tax gain (2023 -

12

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
$2 million), was reclassified to financing charges. This resulted in an accumulated other comprehensive income of $2 million related to cash flow hedges as at March 31, 2024 (December 31, 2023 - less than $1 million accumulated other comprehensive loss).
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 18 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. As at March 31, 2024 and 2023, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. As at March 31, 2024 and 2023, there was no material accounts receivable balance due from any single customer.
As at March 31, 2024, the Company’s allowance for doubtful accounts was $64 million (December 31, 2023 - $57 million). The allowance for doubtful accounts reflects the Company's Current Expected Credit Loss for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. As at March 31, 2024, approximately 5% (December 31, 2023 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. As at March 31, 2024, Hydro One’s credit exposure for all derivative instruments and applicable payables was with one financial institution with investment grade credit ratings as counterparty. As at March 31, 2023, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
As at March 31, 2024, $2,000 million remained available for issuance under the Universal Base Shelf Prospectus.
On November 22, 2022, HOHL filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. As at March 31, 2024, no securities have been issued under the US Debt Shelf Prospectus.
The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

13

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit (recovery) costs for the three months ended March 31, 2024 and 2023:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2024	2023	2024	2023
Current service cost	34	25	14	13
Interest cost	100	99	18	18
Expected return on plan assets, net of expenses[1]	(151)	(142)	—	—
Amortization of prior service (credit) cost	(1)	—	2	2
Amortization of actuarial losses (gains)	4	(5)	(5)	(7)
Net periodic benefit (recovery) costs	(14)	(23)	29	26

Charged to results of operations[2]	6	6	20	17
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2024 is 7.00% (2023 - 7.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2024, pension costs of $18 million (2023 - $22 million) were attributed to labour, of which $6 million (2023 - $6 million) was charged to operations, and $12 million (2023 - $16 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
Transfers from Other Plans
Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan (the Plan) upon transfer to Hydro One Networks. On March 2, 2023, the assets and liabilities of the Inergi Plan were transferred to the Plan. The value of assets and liabilities of the Inergi Plan transferred to the Plan were approximately $378 million and $333 million, respectively, at the date of transfer. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans, which occurred on the date of transfer of each group of Transferred Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter of 2022. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totalling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the expected average remaining service lifetime of the Finance and Accounting, Payroll and certain Shared Services employees.
Eligible Inergi retirees were transferred to the Plan on June 1, 2023. The transfer of the OPEB liability of $15 million related to these retirees was completed in the second quarter of 2023. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totalling $3 million was transferred to Hydro One, in accordance with the agreement. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of OPEB liabilities are being recognized in net income over the expected average remaining life expectancy of the Retirees and Other Former Members employees.
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. As at March 31, 2024, the Company had 599,077,067 (December 31, 2023 - 599,077,067) common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at March 31, 2024 and December 31, 2023, the Company had no preferred shares issued and outstanding.
20.    DIVIDENDS
During the three months ended March 31, 2024, common share dividends in the amount of $178 million (2023 - $167 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to March 31, 2024.

14

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
21.    EARNINGS PER COMMON SHARE
Basic earnings per common share (EPS) is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding.
Diluted EPS is calculated by dividing net income attributable to common shareholders of Hydro One by the weighted-average number of common shares outstanding adjusted for the effects of potentially dilutive stock-based compensation plans, including the share grant plans and the LTIP, which are calculated using the treasury stock method.

Three months ended March 31	2024	2023

Net income attributable to common shareholders (millions of dollars)	293	282

Weighted-average number of shares
Basic	599,077,067	598,714,704
Effect of dilutive stock-based compensation plans	1,507,329	1,810,883
Diluted	600,584,396	600,525,587

EPS
Basic	$0.49	$0.47
Diluted	$0.49	$0.47
22.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2024 and 2023.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three months ended March 31, 2024 and 2023 is presented below:

Three months ended March 31 (number of DSUs)	2024	2023
DSUs outstanding - beginning	94,624	99,939
Granted	5,463	18,111
DSUs outstanding - ending	100,087	118,050
As at March 31, 2024, a liability of $4 million (December 31, 2023 - $4 million) related to Directors' DSUs has been recorded at the closing price of the Company's common shares of $39.50 (December 31, 2023 - $39.70). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three months ended March 31, 2024 and 2023 is presented below:

Three months ended March 31 (number of DSUs)	2024	2023
DSUs outstanding - beginning	134,370	118,505
Granted	14,262	18,491
DSUs outstanding - ending	148,632	136,996
As at March 31, 2024, a liability of $6 million (December 31, 2023 - $5 million) related to Management DSUs has been recorded at the closing price of the Company's common shares of $39.50 (December 31, 2023 - $39.70). This liability is included in other long-term liabilities on the consolidated balance sheets.

15

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2024 and 2023 is presented below:

	PSUs		RSUs
(number of units)	2024	2023	2024	2023
Units outstanding - beginning	142,925	—	186,971	—
Granted	159,660	—	148,474	—
Forfeited	(1,198)	—	(3,349)	—
Units outstanding - ending	301,387	—	332,096	—
The grant date total fair value of the awards granted during the three months ended March 31, 2024 was $13 million (2023 - $nil). The compensation expense related to these awards recognized by the Company during the three months ended March 31, 2024 was $1 million (2023 – $nil).
Society of United Professionals (Society) RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three months ended March 31, 2024 and 2023 is presented below:

Three months ended March 31 (number of RSUs)	2024	2023
RSUs outstanding - beginning	—	36,124
Vested and issued	—	(33,031)
Settled	—	(2,964)
Forfeited	—	(129)
RSUs outstanding - ending	—	—
23.    RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% (2023 - 47.2%) ownership as at March 31, 2024. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG) and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. Ontario Charging Network (OCN LP) is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2024 and 2023:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2024	2023
Province	Dividends paid	84	79
IESO	Power purchased	819	787
	Revenues for transmission services	550	551
	Amounts related to electricity rebates	327	230
	Distribution revenues related to rural rate protection	63	61
	Distribution revenues related to Wataynikaneyap Power LP	30	14
	Distribution revenues related to supply of electricity to remote northern communities	12	11
	Funding received related to Conservation and Demand Management programs	—	1
OPG	Power purchased	6	4
	Transmission revenues related to provision of services and supply of electricity	1	1
	Distribution revenues related to provision of services and supply of electricity	1	1
	Capital contribution received from OPG	1	3
OEB	OEB fees	3	3
OCN LP1	Investment in OCN LP	5	—
1 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

16

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2024	2023
Accounts receivable (Note 8)	(52)	(33)
Due from related parties	(12)	(3)
Materials and supplies (Note 9)	1	(6)
Prepaid expenses and other assets (Note 9)	(13)	(17)
Other long-term assets (Note 13)	(1)	(1)
Accounts payable	(71)	(36)
Accrued liabilities	53	(29)
Due to related parties	(91)	(64)
Accrued interest (Note 14)	24	24
Long-term accounts payable and other long-term liabilities (Note 15)	(2)	(3)
Post-retirement and post-employment benefit liability	20	18
	(144)	(150)
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three months ended March 31, 2024 and 2023. The reconciling items include net change in accruals and capitalized depreciation.

Three months ended March 31, 2024 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(649)	(24)	(673)
Reconciling items	4	2	6
Cash outflow for capital expenditures	(645)	(22)	(667)

Three months ended March 31, 2023 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(473)	(26)	(499)
Reconciling items	(11)	2	(9)
Cash outflow for capital expenditures	(484)	(24)	(508)
Supplementary Information

Three months ended March 31 (millions of dollars)	2024	2023
Net interest paid	129	119
Income taxes paid	17	21
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.    COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at March 31, 2024 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	123	51	8	8	3	16
Capital agreements	44	56	38	5	—	—
Long-term software/meter agreement	18	18	2	1	1	—

17

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023
Outsourcing and other agreements
In February 2021, Hydro One entered into a three-year agreement for information technology services with Capgemini Canada Inc., which expired on February 29, 2024 and included an option to extend for two additional one-year terms at Hydro One's discretion. In June 2023, Hydro One provided Capgemini Canada Inc. with notice to extend the agreement, effective March 1, 2024 and to expire March 1, 2026.
Capital Agreements
In the course of business, Hydro One has entered into agreements committing to the purchase of specified equipment from various suppliers upon successful completion of certain milestones. As at March 31, 2024, Hydro One has committed to future contingent payments of $143 million.
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at March 31, 2024 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	—	2,550	—
Letters of credit[1]	177	—	—	—	—	—
Guarantees[2]	512	—	—	—	—	—
1 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $2 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary.
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities, investments including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, and the operations of the Company’s telecommunications business and of a wholly-owned subsidiary that provides energy solutions to commercial and industrial clients. The Other Segment includes the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it to not be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

18

HYDRO ONE LIMITED
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2024 and 2023

Three months ended March 31, 2024 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	553	1,605	8	2,166
Purchased power	—	1,096	—	1,096
Operation, maintenance and administration	121	180	21	322
Depreciation, amortization and asset removal costs	133	118	3	254
Income (loss) before financing charges and income tax expense	299	211	(16)	494

Capital investments	421	249	3	673

Three months ended March 31, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	555	1,509	10	2,074
Purchased power	—	1,010	—	1,010
Operation, maintenance and administration	123	185	20	328
Depreciation, amortization and asset removal costs	128	122	2	252
Income (loss) before financing charges and income tax expense	304	192	(12)	484

Capital investments	298	196	5	499
Total Assets by Segment:

As at (millions of dollars)	March 31, 2024	December 31, 2023
Transmission	20,185	19,819
Distribution	12,956	12,696
Other	966	337
Total assets	34,107	32,852
Total Goodwill by Segment:

As at (millions of dollars)	March 31, 2024	December 31, 2023
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and substantially all costs, as the case may be, are earned, held or incurred in Canada.
28.    SUBSEQUENT EVENTS
Dividends
On May 13, 2024, common share dividends of $188 million ($0.3142 per common share) were declared.

19